BLACKROCK FUNDS II
Bellevue Park Corporate Center
100 Bellevue Parkway
Wilmington, Delaware 19809

July 13, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BlackRock Funds II Pre-Effective Amendment No. 1 to Registration Statement on Form N-14 Securities Act File No. 333-143524

Ladies and Gentlemen:

BlackRock Funds II, a Massachusetts business trust (the “Trust”), hereby respectfully requests that the effective date of Pre-Effective Amendment No. 1 (the “Amendment”) to its Registration Statement on Form N-14 (File No. 333-143524) be accelerated so that such Amendment may be declared effective at 9:00 a.m. on Tuesday, July 17, 2007, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Sanu Thomas of Willkie Farr & Gallagher LLP at (212) 728-8505, and that such effectiveness also be confirmed in writing.

Very truly yours, BlackRock Funds II By: /s/ Donald C. Burke Name: Donald C. Burke Title: President

BLACKROCK DISTRIBUTORS, INC.
760 Moore Road
King of Prussia, Pennsylvania 19406

July 13, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BlackRock Funds II Pre-Effective Amendment No. 1 to Registration Statement on Form N-14 Securities Act File No. 333-143524

Ladies and Gentlemen:

BlackRock Distributors, Inc., the principal underwriter of BlackRock Funds II (the “Trust”), hereby joins in the request of the Trust for acceleration of the effective date of Pre-Effective Amendment No. 1 to the above-named Registration Statement so that it may be declared effective by 9:00 a.m. on July 17, 2007, or as soon as possible thereafter.

Very truly yours, BLACKROCK DISTRIBUTORS, INC. By: /s/ Bruno DiStefano Name: Bruno DiStefano Title: Vice President